SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 11)*

UPLAND SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

91544A109
(CUSIP Number)

ESW CAPITAL, LLC
401 CONGRESS AVENUE
SUITE 2650
AUSTIN, TX 78701
(512) 524-6149
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ESW Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,803,574

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,803,574

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,803,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Based upon 30,099,717 shares of common stock of the issuer (“Common Stock”) as of April 20, 2021, as reported in the issuer’s Definitive Proxy Statement on Form DEF 14A filed on April 30, 2021.

1	NAMES OF REPORTING PERSONS
Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,803,574

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,803,574

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,803,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

*	Based upon 30,099,717 shares of Common Stock as of April 20, 2021, as reported in the issuer’s Definitive Proxy Statement on Form DEF 14A filed on April 30, 2021.

1	NAMES OF REPORTING PERSONS
DevFactory FZ-LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,803,574

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,803,574

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,803,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Based upon 30,099,717 shares of Common Stock as of April 20, 2021, as reported in the issuer’s Definitive Proxy Statement on Form DEF 14A filed on April 30, 2021.

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13G filed by the Reporting Persons on January 26, 2015 and all subsequent Schedule 13D and amendments to Schedule 13Ds filed by the Reporting Persons on each of June 23, 2015, July 22, 2015, August 25, 2015, December 22, 2015, January 19, 2016, March 17, 2016, March 24, 2016, June 8, 2017, June 27, 2017, December 22, 2017 and August 29, 2018 (collectively as amended, the “Original Schedule 13” and, together with this Amendment, the “Schedule 13G”), relating to the common stock, $0.0001 par value per share (the “Shares”), of Upland Software, Inc., a Delaware corporation (the “Issuer”).

The purpose of this Amendment No. 11 to Schedule 13D is to report that the shares previously reported as beneficially owned by Acorn Performance Group, Inc. (“Acorn”), a subsidiary controlled by ESW, on the Original Schedule 13, were in fact registered to Acorn in error as the conditions to a contemplated stock transfer agreement between Acorn and DevFactory were never satisfied.  As a result, Acorn never acquired beneficial ownership of the Shares and DevFactory is, and has at all times since the Issuer’s initial public offering, the beneficial owner of the Shares.  The error in the share registry was corrected on May 19, 2021.

All disclosure for items contained in the Original Schedule 13 where no new information is provided for such item in this Amendment No. 11 to Schedule 13D is incorporated herein by this reference.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	ESW Capital, LLC, a Delaware limited liability company (“ESW”);

(ii)	Joseph A. Liemandt, a natural person and citizen of the United States (“Liemandt”); and

(iii)	DevFactory FZ-LLC, a Dubai free zone limited liability company and a controlled subsidiary of ESW (“DevFactory”).

ESW, Liemandt and DevFactory are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

ESW is a private investment fund that is principally engaged in the business of investing in securities. DevFactory is a controlled subsidiary of ESW that from time to time may hold securities for investment purposes. Mr. Liemandt is the sole voting member of ESW. The business address and principal executive offices of the each of ESW and Liemandt are 401 Congress Avenue, Suite 2650, Austin, Texas 78701. The business address and principal executive office of DevFactory is 705, Al Thuraya Tower 1, Media City, Dubai, United Arab Emirates.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). ESW is a Delaware limited liability company. Liemandt is a United States citizen. DevFactory is a Dubai free zone limited liability company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 24, 2021, ESW may be deemed to beneficially own 1,803,574 Shares, representing approximately 6.0% of the 30,099,717 shares of the Issuer’s common stock outstanding on April 20, 2021 as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on April 30, 2021. The 1,803,574 shares are held directly by DevFactory (the “DevFactory Shares”). ESW may be deemed to have sole voting and dispositive power with respect to the DevFactory Shares.

As of May 24, 2021, DevFactory may be deemed to beneficially own 1,803,574 Shares held directly by it, representing approximately 6.0% of the 30,099,717 shares of the Issuer’s common stock outstanding on April 30, 2021 as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on April 30, 2021. DevFactory has sole voting, investment and dispositive power with respect to the DevFactory Shares.

As of May 24, 2021, Liemandt may be deemed to beneficially own the 1,803,574 Shares held directly by it, representing approximately 6.0% of the 30,099,717 shares of the Issuer’s common stock outstanding on April 30, 2021 as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on April 30, 2021. Liemandt may be deemed to have sole voting, investment and dispositive power with respect to the DevFactory Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 24, 2021

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt

DEVFACTORY FZ-LLC

By:	/s/ Rahul Subramaniam
Name:	Rahul Subramaniam
Title:	Manager